Exhibit 12.1

Kimco Realty Corporation and Subsidiaries

Computation of Ratio of Earnings to Fixed Charges

For the three months ended, March 31, 2011

Pretax earnings from continuing operations before adjustment for noncontrolling interests or income loss from equity investees	$17,387,598

Add:
Interest on indebtedness (excluding capitalized interest)	55,122,029
Amortization of debt related expenses	2,263,645
Portion of rents representative of the interest factor	1,937,731
76,711,003

Distributed income from equity investees	29,743,281

Pretax earnings from continuing operations, as adjusted	$106,454,284

Fixed charges -
Interest on indebtedness (including capitalized interest)	$57,857,293
Amortization of debt related expenses	1,167,481
Portion of rents representative of the interest factor	1,937,731

Fixed charges	$60,962,505

Ratio of earnings to fixed charges	1.75